UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 25, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

INTERIM REPORT 2017(A joint stock limited company incorporated in the People’s Republic of China with limited liability)(Stock Code: 00670)

The directors of China Eastern Airlines Corporation Limited herebypresent the unaudited interim consolidated financial information of theCompany and its subsidiaries for the six months ended 30 June 2017(which were reviewed and approved by the board of directors and theaudit and risk management committee of the Company on 29 August2017), with comparative figures for the corresponding period in 2016.The interim consolidated financial information of the Group for thesix months ended 30 June 2017 is unaudited and is not necessarilyindicative of annual or future results of the Group. Investors should notplace undue reliance on the unaudited interim consolidated financialinformation of the Group for the six months ended 30 June 2017.

02 China Eastern Airlines Corporation Limited
Interim Report 2017

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFK	means Air France – KLM
Articles	means the articles of association of the Company
Audit and Risk Management Committee	means the audit and risk management committee of the Company
Available freight tonne – kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Available seat – kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Available tonne – kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route
Board	means the board of directors of the Company
CAAC	means the Civil Aviation Administration of China. Please refer to the website www.caac.gov.cn for more details about the CAAC
CEA Holding	means 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of the Company
CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Global	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance, a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Leasing	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited)
China Cargo Airlines	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics

03

Definitions

China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China National Aviation Fuel	means 中國航空油料集團公司 (China National Aviation Fuel Holding Company), one of the shareholders of the Company
China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules
Code-share	means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products
CSRC	means the China Securities Regulatory Commission
Ctrip	means 携程旅遊網絡技術（上海）有限公司 (Ctrip Computer Technology (Shanghai) Co., Ltd), the controlling shareholder of Shanghai Licheng Information Technology Consulting Co., Ltd, a shareholder of the Company
Delta Air Lines	means Delta Air Lines, Inc., one of the shareholders of the Company
Directors	means the directors of the Company
Eastern Air Overseas	means 東航海外(香港)有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company
Eastern Logistics	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Ltd.), a wholly-owned subsidiary of the Company during the Reporting Period before the Company completed the transfer of its 100% equity interest to Eastern Airlines Industries Investment in February 2017
Freight load factor	means the ratio of freight traffic volume to AFTK
Freight tonne – kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume

04
China Eastern Airlines Corporation Limited
Interim Report 2017

Definitions

Group	means the Company and its subsidiaries
Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited
Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
Overall load factor	means the ratio of total traffic volume to ATK
Passenger – kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume
Passenger load factor	means the ratio of passenger traffic volume to ASK
Qantas	means Qantas Airways
Revenue freight tonne – kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger – kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne – kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne – kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume
SFO	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
SkyTeam Alliance	means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com for more details about the SkyTeam Alliance
Supervisors	means the supervisors of the Company
The Reporting Period	means the six months from 1 January 2017 to 30 June 2017

05

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2017

		For the six months ended 30 June	
		2017	2016
	Notes	**RMB million (Unaudited)**	RMB million (Unaudited)
Revenues	*5*	**48,423**	46,335
Other operating income and gains	*6*	**4,766**	2,772
Gain on fair value changes of derivative financial instruments		**–**	2
Operating expenses			
Aircraft fuel		**(12,139)**	(8,363)
Take-off and landing charges		**(6,430)**	(5,794)
Depreciation and amortisation		**(6,547)**	(5,801)
Wages, salaries and benefits		**(8,860)**	(8,314)
Aircraft maintenance		**(2,165)**	(2,259)
Impairment charges		**(9)**	(3)
Food and beverages		**(1,501)**	(1,401)
Aircraft operating lease rentals		**(2,235)**	(2,317)
Other operating lease rentals		**(401)**	(345)
Selling and marketing expenses		**(1,593)**	(1,631)
Civil aviation development fund		**(1,004)**	(945)
Ground services and other expenses		**(1,916)**	(2,769)
Indirect operating expenses		**(2,059)**	(2,009)
Total operating expenses		**(46,859)**	(41,951)
Operating profit		**6,330**	7,158
Share of results of associates		**113**	73
Share of results of joint ventures		**31**	23
Finance income		**703**	34
Finance costs	*8*	**(1,404)**	(2,717)
Profit before income tax		**5,773**	4,571
Income tax expense	*9*	**(1,152)**	(1,041)
Profit for the period		**4,621**	3,530

China Eastern Airlines Corporation LimitedInterim Report 2017 06INTERIM FINANCIAL INFORMATIONINTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOMEFor the six months ended 30 June 2017 For the six months ended 30 June 2017 2016 Notes RMB million RMB million (Unaudited) (Unaudited) Other comprehensive income for the period Other comprehensive income to be reclassified to profit or loss in subsequent periods Cash flow hedges, net of tax (137) (178) Fair value changes of available-for-sale investments, net of tax 99 35 Fair value changes of available-for-sale investments held by an associate, net of tax 5 (7) Net other comprehensive income to be reclassified to profit or loss in subsequent periods (33) (150) _ Other comprehensive income not to be reclassified to profit or loss in subsequent periods Actuarial gains on the post-retirement benefit obligations, net of tax 184 30 _ Net other comprehensive income not to be reclassified to profit or loss in subsequent periods 184 30 _ Other comprehensive income, net of tax 151 (120) _ Total comprehensive income for the period 4,772 3,410 _ Profit attributable to: Equity holders of the Company 4,341 3,230 Non-controlling interests 280 300 _ Profit for the period 4,621 3,530 _ Total comprehensive income attributable to: Equity holders of the Company 4,486 3,107 Non-controlling interests 286 303 _ Total comprehensive income for the period 4,772 3,410 _ Earnings per share attributable to the equity holders of the Company during the period – Basic and diluted (RMB) 10 0.30 0.25

07

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2017

	Notes	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Non-current assets			
Property, plant and equipment	*12*	158,117	153,180
Investment properties		315	321
Lease prepayments		1,734	2,064
Intangible assets	*13*	11,592	11,624
Advanced payments on acquisition of aircraft	*14*	25,032	23,357
Investments in associates		1,611	1,536
Investments in joint ventures		555	524
Available-for-sale investments		777	645
Other non-current assets		2,521	2,969
Deferred tax assets		84	79
Derivative financial instruments		87	137
		202,425	196,436
Current assets			
Flight equipment spare parts		2,353	2,248
Trade and notes receivables	*15*	2,867	2,660
Prepayments and other receivables		9,706	9,231
Derivative financial instruments		11	11
Restricted bank deposits and short-term bank deposits		40	43
Cash and cash equivalents		8,563	1,695
		23,540	15,888
Current liabilities			
Sales in advance of carriage		7,190	7,677
Trade and bills payables	*16*	3,119	3,376
Other payables and accruals		18,239	20,250
Current portion of obligations under finance leases	*17*	7,123	6,447
Current portion of borrowings	*18*	40,176	28,842
Income tax payable		323	304
Current portion of provision for return condition checks for aircraft under operating leases		904	1,175
Derivative financial instruments		149	11
		77,223	68,082
Net current liabilities		(53,683)	(52,194)
Total assets less current liabilities		148,742	144,242

08 China Eastern Airlines Corporation Limited
Interim Report 2017

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2017

	Notes	**30 June 2017 RMB million (Unaudited)**	**31 December 2016 RMB million (Audited)**
Non-current liabilities			
Obligations under finance leases	*17*	57,298	54,594
Borrowings	*18*	25,842	27,890
Provision for return condition checks for aircraft under operating leases		1,947	2,495
Other long-term liabilities		3,836	3,874
Post-retirement benefit obligations		2,510	2,890
Deferred tax liabilities		68	86
Derivative financial instruments		38	47
		91,539	91,876
Net assets		57,203	52,366
Equity			
Equity attributable to the equity holders of the Company			
– Share capital	*19*	14,467	14,467
– Reserves		39,469	34,983
		53,936	49,450
Non-controlling interests		3,267	2,916
Total equity		57,203	52,366

09

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2017

	Attributable to equity holders of the Company					
	Share capital RMB million (Unaudited)	Other reserves RMB million (Unaudited)	Retained profits RMB million (Unaudited)	Subtotal RMB million (Unaudited)	Non-controlling interests RMB million (Unaudited)	Total equity RMB million (Unaudited)
Balance at 1 January 2017	**14,467**	**26,199**	**8,784**	**49,450**	**2,916**	**52,366**
Profit for the period	–	–	4,341	4,341	280	4,621
Other comprehensive income	–	145	–	145	6	151
Total comprehensive income for the period	–	145	4,341	4,486	286	4,772
Disposal of a subsidiary (Note 20)	–	–	–	–	87	87
Dividends paid to non-controlling interests	–	–	–	–	(22)	(22)
Balance at 30 June 2017	**14,467**	**26,344***	**13,125***	**53,936**	**3,267**	**57,203**

	Attributable to equity holders of the Company					
	Share capital RMB million (Unaudited)	Other reserves RMB million (Unaudited)	Retained profits RMB million (Unaudited)	Subtotal RMB million (Unaudited)	Non-controlling interests RMB million (Unaudited)	Total equity RMB million (Unaudited)
Balance at 1 January 2016	13,140	19,103	5,168	37,411	2,520	39,931
Profit for the period	–	–	3,230	3,230	300	3,530
Other comprehensive income	–	(123)	–	(123)	3	(120)
Total comprehensive income for the period	–	(123)	3,230	3,107	303	3,410
Issue of shares	1,327	7,213	–	8,540	–	8,540
Dividends paid to non-controlling interests	–	–	–	–	(57)	(57)
Balance at 30 June 2016	14,467	26,193	8,398	49,058	2,766	51,824

* These reserve accounts comprise the unaudited consolidated reserve of RMB39,469 million in the unaudited interim condensed consolidated statement of financial position.

10 China Eastern Airlines Corporation Limited
Interim Report 2017

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2017

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from operating activities		
Profit before tax	**5,773**	4,571
Adjustments to reconcile profit before tax to net cash flows:		
Depreciation of property, plant and equipment	**6,445**	5,705
Depreciation of investment properties	**6**	5
Amortisation of intangible assets	**70**	63
Amortisation of lease prepayments	**26**	28
Amortisation of other long term assets	**180**	181
Impairment of trade receivables	**2**	–
Loss/(gain) on disposal of property, plant and equipment	**2**	(44)
Fair value adjustment of derivative financial instrument	**–**	(2)
Share of results of associates and joint ventures	**(144)**	(96)
Gain on disposal of available-for-sale investments	**–**	(95)
Gain on disposal of investment in a subsidiary	**(1,754)**	–
Gain on disposal of an associate	**(12)**	–
Dividend income from available-for-sale investments	**(5)**	(20)
Net foreign exchange (gains)/losses	**(535)**	1,725
Interest income	**(29)**	(34)
Interest expense	**1,353**	1,317
Provisions for flight equipment spare parts	**7**	3
Increase in flight equipment spare parts	**(170)**	(133)
Increase in trade and other receivables and prepayments	**(3,214)**	(1,090)
Increase/(decrease) in trade and other payables	**423**	(732)
Cash generated from operations	**8,424**	11,352
Income tax paid	**(1,152)**	(817)
Net cash flows from operating activities	**7,272**	10,535

11

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2017

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from investing activities		
Additions to property, plant and equipment	**(5,341)**	(3,602)
Additions to intangible assets	**(50)**	(142)
Advanced payments on acquisition of aircraft	**(7,569)**	(13,239)
Investment in an associate	**(33)**	–
Proceeds from disposal of a subsidiary	**1,897**	–
Proceeds from disposal of assets classified as held for sale	**–**	168
Proceeds from disposal of property, plant and equipment	**172**	356
Proceeds from disposal of investment in an associate	**12**	–
Increase in short-term deposits	**(4)**	–
Proceeds from disposal of lease payments	**–**	39
Interest received	**29**	34
Dividends received	**29**	18
Loans to a joint venture	**–**	(4)
Net cash flows used in investing activities	**(10,858)**	(16,372)
Cash flows from financing activities		
Proceeds from issue of shares	**–**	8,540
Proceeds from draw-down of short-term bank loans	**25,103**	35,438
Repayments of short-term debentures	**(21,000)**	(12,000)
Repayments of short-term bank loans	**(11,165)**	(31,665)
Proceeds from issuance of short-term debentures	**19,000**	35,500
Proceeds from issuance of long-term debentures and bonds	**–**	3,000
Proceeds from draw-down of long-term bank loans and other financing activities	**6,466**	12,283
Repayments of long-term bank loans	**(2,832)**	(28,251)
Repayments of long-term bonds	**–**	(5,497)
Repayments of principal of finance lease obligations	**(3,276)**	(5,652)
Interest paid	**(1,826)**	(1,758)
Dividends paid to non-controlling interests of subsidiaries	**(22)**	(57)
Net cash flows from financing activities	**10,448**	9,881
Net increase in cash and cash equivalents	**6,862**	4,044
Cash and cash equivalents at beginning of period	**1,695**	9,080
Effect of foreign exchange rate changes	**6**	90
Cash and cash equivalents at 30 June	**8,563**	13,214

12 China Eastern Airlines Corporation Limited
Interim Report 2017 12

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

1. CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the "**Company**"), a joint stock company limited by shares, was established in the People's Republic of China (the "**PRC**") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "**Group**") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company ("**CEA Holding**"), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Receipts are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Company's Board on 29 August 2017.

2. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements, comprising interim condensed consolidated statement of financial position as at 30 June 2017, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six months ended 30 June 2017 (collectively refer to as the "**interim financial information**"), have been prepared in accordance with International Accounting Standard ("**IAS**") 34 "Interim Financial Reporting". The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which were prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standard Board ("**IASB**").

13

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

2. BASIS OF PREPARATION (cont'd)

As at 30 June 2017, the Group's current liabilities exceeded its current assets by approximately RMB53.68 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group's going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2017, the Group had total unutilised credit facilities of approximately RMB56.98 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2016, except for the adoption of new standards and interpretations effective as of 1 January 2017. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Group. The nature and the impact of each amendment is described below:

14
China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

3. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP (cont'd)

Amendments to IAS 7 *Statement of Cash Flows: Disclosure Initiative*

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its condensed interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ending 31 December 2017.

Amendments to IAS 12 *Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses*

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

The adoption of these amendments has no effect on the Group's financial position and performance as there is no such tax law for the group which restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

Annual Improvements Cycle – 2014-2016

Amendments to IFRS 12 *Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12*

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10 – B16, apply to an entity's interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

The Group has adopted the amendments retrospectively. However, the adoption has no effect on the Group's financial position and performance as the Group has no such investments that are classified as held for sale.

15

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2016.

There have been no changes in the risk management department since the 2016 year end or in any risk management policies.

Liquidity risk

The Group's primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

16 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(a) Financial risk factors (cont'd)

Liquidity risk (cont'd)

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million (Unaudited)	1 and 2 years RMB million (Unaudited)	2 and 5 years RMB million (Unaudited)	Over 5 years RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2017					
Borrowings	41,999	7,904	10,581	10,339	70,823
Derivative financial instruments	149	24	6	8	187
Obligations under finance leases	8,967	8,742	22,969	33,889	74,567
Trade, bills and other payables	15,390	–	–	–	15,390
Total	66,505	16,670	33,556	44,236	160,967

	Less than 1 year RMB million (Audited)	1 and 2 years RMB million (Audited)	2 and 5 years RMB million (Audited)	Over 5 years RMB million (Audited)	Total RMB million (Audited)
At 31 December 2016					
Borrowings	30,262	5,670	14,961	10,813	61,706
Derivative financial instruments	11	33	8	6	58
Obligations under finance leases	8,123	7,526	21,905	33,277	70,831
Trade, bills and other payables	16,318	–	–	–	16,318
Total	54,714	13,229	36,874	44,096	148,913

17

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2017		31 December 2016	
	Carrying amounts RMB million (Unaudited)	Fair values RMB million (Unaudited)	Carrying amounts RMB million (Audited)	Fair values RMB million (Audited)
Financial assets				
Deposits relating to aircraft held under operating leases included in other non-current assets	238	216	285	258
Financial liabilities				
Long-term borrowings	25,842	25,330	27,890	28,075
Obligations under finance leases	57,298	53,767	54,594	50,408
Total	83,140	79,097	82,484	78,483

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings, short-term debentures and short-term bonds approximate to their carrying amounts largely due to the short term maturities of these instruments.

18
China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities (cont'd)

Financial instruments not measured at fair value (cont'd)

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2017, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

19

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities (cont'd)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2017

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million (Unaudited)	Significant observable inputs (Level 2) RMB million (Unaudited)	Significant unobservable inputs (Level 3) RMB million (Unaudited)	Total RMB million (Unaudited)
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts	–	11	–	11
– Interest rate swaps	–	87	–	87
Available-for-sale investments	670	–	–	670
Total	670	98	–	768
Liabilities				
Derivative financial instruments				
– Forward foreign exchange contracts	–	149	–	149
– Interest rate swaps	–	38	–	38
Total	–	187	–	187

20
China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities (cont'd)

Fair value hierarchy (cont'd)

Assets and liabilities measured at fair value: (cont'd)

As at 31 December 2016

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million (Audited)	Significant observable inputs (Level 2) RMB million (Audited)	Significant unobservable inputs (Level 3) RMB million (Audited)	Total RMB million (Audited)
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts	–	11	–	11
– Interest rate swaps	–	137	–	137
Available-for-sale investments	538	–	–	538
Total	538	148	–	686
Liabilities				
Derivative financial instruments				
– Forward foreign exchange contracts	–	11	–	11
– Interest rate swaps	–	47	–	47
Total	–	58	–	58

21

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities (cont'd)

Fair value hierarchy (cont'd)

Assets and liabilities measured at fair value: (cont'd)

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments are listed A share and listed H share stock investments.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Assets and liabilities for which fair values are disclosed:

As at 30 June 2017

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million (Unaudited)	Significant observable inputs (Level 2) RMB million (Unaudited)	Significant unobservable inputs (Level 3) RMB million (Unaudited)	Total RMB million (Unaudited)
Assets				
Deposits relating to aircraft held under operating leases included in other long-term assets	–	216	–	216
Liabilities				
Long-term borrowings	–	25,330	–	25,330
Obligations under finance leases	–	53,767	–	53,767
	–	79,097	–	79,097

22
China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

4. FINANCIAL RISK MANAGEMENT (cont'd)

(b) Fair value estimation of financial assets and liabilities (cont'd)

Fair value hierarchy (cont'd)

Assets and liabilities for which fair values are disclosed: (cont'd)

As at 31 December 2016

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million (Audited)	Significant observable inputs (Level 2) RMB million (Audited)	Significant unobservable inputs (Level 3) RMB million (Audited)	Total RMB million (Audited)
Assets				
Deposits relating to aircraft held under operating leases included in other long-term assets	–	258	–	258
Liabilities				
Long-term borrowings	–	28,075	–	28,075
Obligations under finance leases	–	50,408	–	50,408
	–	78,483	–	78,483

23

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Traffic revenues		
– Passenger	**43,106**	39,298
– Cargo and mail	**1,777**	2,690
Tour operations income	**1,070**	1,392
Ground service income	**701**	1,327
Cargo handling and processing income	**69**	217
Commission income	**56**	15
Others	**1,644**	1,396
	48,423	46,335

6. OTHER OPERATING INCOME AND GAINS

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Subsidy income *(Note (a))*	**2,742**	2,364
Gain on disposal of property, plant and equipment	**2**	46
Gain on disposal of lease prepayments	**–**	3
Gain on disposal of available-for-sale investments	**–**	95
Dividend income from available-for-sale investments	**5**	20
Gain on disposal of an associate	**12**	–
Compensation from ticket sales agents	**126**	100
Gain on disposal of investment in a subsidiary *(Note 20)*	**1,754**	–
Others	**125**	144
	4,766	2,772

24

China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

6. OTHER OPERATING INCOME AND GAINS (cont'd)

Notes:

(a) Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2017 and 2016.

7. SEGMENT INFORMATION

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "**PRC Accounting Standards**"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 7(c) below.

25

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (cont'd)

The segment results for the six months ended 30 June 2017 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenues from external customers	46,340	1,680	–	–	48,020
Inter-segment sales	–	334	(334)	–	–
Reportable segment revenues	46,340	2,014	(334)	–	48,020
Reportable segment profit before income tax	3,818	46	–	1,915	5,779
Other segment information					
Depreciation and amortisation	6,636	85	–	–	6,721
Impairment charges	9	–	–	–	9
Interest expenses	1,337	117	(50)	–	1,404
Capital expenditure	15,259	184	–	–	15,443

26 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (cont'd)

The segment results for the six months ended 30 June 2016 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenues from external customers	44,416	1,916	–	–	46,332
Inter-segment sales	108	287	(395)	–	–
Reportable segment revenues	44,524	2,203	(395)	–	46,332
Reportable segment profit before income tax	4,272	92	–	210	4,574
Other segment information					
Depreciation and amortisation	5,903	76	–	–	5,979
Impairment charges	3	–	–	–	3
Interest expenses	1,271	180	(89)	–	1,362
Capital expenditure	15,333	357	–	–	15,690

27

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (cont'd)

The segment assets and liabilities as at 30 June 2017 and 31 December 2016 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2017					
Reportable segment assets	216,308	10,644	(6,199)	2,945	223,698
Reportable segment liabilities	166,289	8,611	(6,199)	58	168,759

	Airline transportation operations RMB million (Audited)	Other segments RMB million (Audited)	Eliminations RMB million (Audited)	Unallocated* RMB million (Audited)	Total RMB million (Audited)
At 31 December 2016					
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

* Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent gain on disposal of investment in a subsidiary, the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

28 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(b) The Group's business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical area are analysed based on the following criteria:

1) Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region ("**Hong Kong**"), Macau Special Administrative Region ("**Macau**") and Taiwan, collectively known as "**Regional**") is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	**32,142**	29,965
Regional (Hong Kong, Macau and Taiwan)	**1,753**	1,785
International	**14,528**	14,585
	48,423	46,335

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

29

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		For the six months ended 30 June	
		2017	2016
	Note	**RMB million (Unaudited)**	RMB million (Unaudited)
Revenues			
Reportable segment revenues		**48,020**	46,332
– Reclassification of business tax and expired sales in advance of carriage	*(i)*	**403**	3
Consolidated revenues		**48,423**	46,335

		For the six months ended 30 June	
		2017	2016
	Note	**RMB million (Unaudited)**	RMB million (Unaudited)
Profit before income tax			
Reportable segment profit		**5,779**	4,574
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	*(ii)*	**(6)**	(3)
Consolidated profit before income tax		**5,773**	4,571

30 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (cont'd)

	Notes	**30 June 2017 RMB million (Unaudited)**	31 December 2016 RMB million (Audited)
Assets			
Reportable segment assets		**223,698**	210,051
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	*(ii)*	**25**	31
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	*(iii)*	**2,242**	2,242
Consolidated assets		**225,965**	212,324

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Liabilities		
Reportable segment liabilities	**168,759**	159,955
– Others	**3**	3
Consolidated liabilities	**168,762**	159,958

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets which have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

31

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

7. SEGMENT INFORMATION (cont'd)

(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (cont'd)

Notes: (cont'd)

(iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

8. FINANCE COSTS

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Interest on bank borrowings	**688**	859
Interest relating to obligations under finance leases	**827**	564
Interest relating to post-retirement benefits	**53**	47
Interest on bonds and debentures	**184**	211
Interest relating to interest rate swaps	**39**	71
Interest relating to bills discounted	**18**	5
	1,809	1,757
Exchange losses, net *(Note (b))*	**–**	1,355
Less: amounts capitalised into advanced payments on acquisition of aircraft *(Note (a))*	**(405)**	(395)
	1,404	2,717

Notes:

(a) The weighted average interest rate used for interest capitalization is 3.46% per annum for the six months ended 30 June 2017 (for the six months ended 30 June 2016: 3.44%).

(b) The exchange losses primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases for the six months ended 30 June 2016.

32 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

9. INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	For the six months ended 30 June	
	2017	2016
	RMB million (Unaudited)	RMB million (Unaudited)
Income tax	**1,166**	925
Deferred taxation	**(14)**	116
	1,152	1,041

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5%.

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2016: 25%).

10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB4,341 million and the weighted average number of shares of 14,467 million in issue during the six months ended 30 June 2017. The Company has no potentially dilutive ordinary shares in issue for the six months ended 30 June 2017 (for the six months ended 30 June 2016: Nil).

33

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

11. PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made for the six months ended 30 June 2017 (for the six months ended 30 June 2016: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

12. PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines and flight equipment RMB million (Unaudited)	**Others RMB million (Unaudited)**	**Total RMB million (Unaudited)**
Carrying amount at 1 January 2017	**141,913**	**11,267**	**153,180**
Transfers from advanced payments on acquisition of aircraft *(Note 14)*	**6,761**	**–**	**6,761**
Other additions	**5,842**	**975**	**6,817**
Depreciation charges	**(6,013)**	**(432)**	**(6,445)**
Transfer to intangible assets *(Note 13)*	**–**	**(3)**	**(3)**
Transfer to other non-current assets	**–**	**(1)**	**(1)**
Disposal of a subsidiary *(Note 20)*	**(1,419)**	**(600)**	**(2,019)**
Disposals	**(165)**	**(8)**	**(173)**
Carrying amount at 30 June 2017	**146,919**	**11,198**	**158,117**

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2016	122,962	10,280	133,242
Transfers from advanced payments on acquisition of aircraft *(Note 14)*	13,644	–	13,644
Other additions	1,868	959	2,827
Depreciation charges	(5,301)	(404)	(5,705)
Transfer to assets classified as held for sale	(11)	–	(11)
Transfer to other non-current assets	–	(8)	(8)
Disposals	(264)	(64)	(328)
Carrying amount at 30 June 2016	132,898	10,763	143,661

34 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

13. INTANGIBLE ASSETS

	Goodwill *(Note (a))* RMB million (Unaudited)	Computer software RMB million (Unaudited)	Others *(Note (b))* RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2017	11,270	288	66	11,624
Transfer from property, plant and equipment *(Note 12)*	–	3	–	3
Other additions	–	50	–	50
Disposals	–	(1)	–	(1)
Amortisation	–	(54)	(16)	(70)
Disposal of a subsidiary *(Note 20)*	–	(14)	–	(14)
Carrying amount at 30 June 2017	**11,270**	**272**	**50**	**11,592**

	Goodwill *(Note (a))* RMB million (Unaudited)	Computer software RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2016	11,270	252	11,522
Additions	–	142	142
Disposals	–	–	–
Amortisation	–	(63)	(63)
Carrying amount at 30 June 2016	11,270	331	11,601

Note:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights' taking off/landing).

35

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

14. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	For the six months ended 30 June	
	2017	2016
	RMB million	RMB million
	(Unaudited)	(Unaudited)
At 1 January	**23,357**	21,207
Additions	**8,031**	11,929
Interest capitalised *(Note 8)*	**405**	395
Transfer to property, plant and equipment *(Note 12)*	**(6,761)**	(13,644)
Carrying amount at 30 June	**25,032**	19,887

15. TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

An aged analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice date was as follows:

	30 June 2017	31 December 2016
	RMB million	RMB million
	(Unaudited)	(Audited)
Within 90 days	**2,381**	2,324
91 to 180 days	**111**	167
181 to 365 days	**243**	102
Over 365 days	**232**	182
	2,967	2,775
Provision for impairment of trade and notes receivables	**(100)**	(115)
	2,867	2,660

Balances with related parties included in trade and notes receivables are summarised in Note 22(c)(i).

36 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

16. TRADE AND BILLS PAYABLES

An aged analysis of the trade and bills payables as at the end of the reporting period was as follows:

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Within 90 days	**2,612**	2,994
91 to 180 days	**136**	57
181 to 365 days	**57**	83
1 to 2 years	**74**	77
Over 2 years	**240**	165
	3,119	3,376

Balances with related parties included in trade and bills payables are summarised in Note 22(c)(ii).

17. OBLIGATIONS UNDER FINANCE LEASES

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Within one year	**7,123**	6,447
In the second year	**7,141**	6,054
In the third to fifth year inclusive	**19,282**	18,415
After the fifth year	**30,875**	30,125
Total	**64,421**	61,041
Less: amount repayable within one year	**(7,123)**	(6,447)
Long-term portion	**57,298**	54,594

37

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

18. BORROWINGS

		30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Non-current			
Long-term borrowings			
– secured		**5,357**	7,169
– unsecured		**3,167**	3,435
Guaranteed bonds		**8,497**	8,476
Unsecured bonds		**8,821**	8,810
		25,842	27,890
Current			
Current portion of long-term borrowings			
– secured		**1,183**	1,724
– unsecured		**94**	135
Short-term bank borrowings			
– unsecured		**23,899**	9,983
Short-term debentures *Note*	*Note*	**15,000**	17,000
		40,176	28,842
		66,018	56,732

Note:

As at 30 June 2017, the balance represented short-term debentures of RMB15,000 million (31 December 2016: RMB17,000 million) and bore interests at the rates ranging from 2.50% to 4.25% per annum with maturity ranging from 60 days to 270 days.

38 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

19. SHARE CAPITAL

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Registered, issued and fully paid of RMB1.00 each		
A shares listed on The Shanghai Stock Exchange ("**A Shares**")	9,808	9,808
– Tradable shares held by Shanghai Licheng Information Technology Consulting Co., Ltd. with trading moratorium	466	466
– Tradable shares held by China National Aviation Fuel Holding Company with trading moratorium	466	466
– Tradable shares held by China COSCO Shipping Corporation Limited with trading moratorium	233	233
– Tradable shares held by Caitong Fund Management Co., Ltd. with trading moratorium	162	162
– Tradable shares without trading moratorium	8,481	8,481
H shares listed on The Stock Exchange of Hong Kong Limited ("**H Shares**")		
– Tradable shares without trading moratorium	4,659	4,659
	14,467	14,467

Pursuant to the Company's articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

39

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

20. DISPOSAL OF A SUBSIDIARY

On 29 November 2016, the Company entered into Share Purchase Agreement with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, to transfer 100% equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company ("**the Transfer**"). At of 8 February 2017, the Transfer has been completed.

	As at 1 February 2017 RMB million (Unaudited)
Net assets disposed of:	
Intangible assets	14
Property, plant and equipment	2,019
Lease prepayments	305
Other long term assets	429
Deferred tax assets	4
Flight equipment spare parts	59
Trade receivables	1,097
Prepayments and other receivables	670
Cash and cash equivalents	536
Restricted bank deposits	1
Sales in advance of carriage	(124)
Trade payables	(1,915)
Other payables and accruals	(1,090)
Income tax payable	(26)
Obligations under finance leases	(409)
Borrowings	(262)
Provision for return condition checks for aircraft under operating leases	(511)
Other long-term liabilities	(47)
Post-retirement benefit obligations	(158)
Non-controlling interests	87
	679
Gain on disposal of a subsidiary	1,754
Satisfied by Cash:	2,433

China Eastern Airlines Corporation LimitedInterim Report 2017 40Notes to the Interim Condensed Consolidated Financial InformationFor the six months ended 30 June 201720. DISPOSAL OF A SUBSIDIARY (cont’d)An analysis of the net inflow of cash and cash equivalents in respect of the disposal of asubsidiary is as follows:For thesix monthsended30 June 2017RMB million(Unaudited)Cash consideration 2,433Cash and bank balances disposed of (536)Net inflow of cash and cash equivalents in respect of the disposalof a subsidiary 1,897

41

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

21. COMMITMENTS

(a) Capital commitments

The Group had the following capital commitments:

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Contracted for:		
– Aircraft, engines and flight equipment *(Note)*	103,588	123,019
– Other property, plant and equipment	4,775	9,550
– Investments	140	140
	108,503	132,709

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Within one year	27,380	28,384
In the second year	26,767	32,306
In the third year	21,922	28,983
In the fourth year	15,375	18,334
Over four years	12,144	15,012
	103,588	123,019

42 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

21. COMMITMENTS (cont'd)

(b) Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Aircraft, engines and flight equipment		
Within one year	**3,842**	3,814
In the second year	**3,044**	3,124
In the third to fifth years, inclusive	**7,895**	7,616
After the fifth year	**8,154**	7,605
	22,935	22,159
Land and buildings		
Within one year	**239**	362
In the second year	**127**	225
In the third to fifth years, inclusive	**106**	411
After the fifth year	**20**	732
	492	1,730
	23,427	23,889

43

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company's shares as at 30 June 2017 (2016: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 30 June 2017 (2016: 18.15% and 3.16%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("**Other State-owned Enterprises**"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

44 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. ("**Eastern Air Finance Company**")	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries ("**Eastern Import & Export**")	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("**Shanghai P&W**")	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. ("**Eastern Advertising**")	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("**Collins Aviation**")	Associate of the Company
CAE Melbourne Flight Training Pty Limited ("**CAE Melbourne**")	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("**Wheels & Brakes**")	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. ("**Technologies Aerospace**")	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. ("**China Kaiya**")	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. ("**Shanghai Hute**")	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries ("**CEA Development**")	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries ("**Eastern Air Catering**")	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries ("**CES Lease Company**")	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries ("**Eastern Logistics**") *(Note)*	Controlled by the same parent company
Eastern Airlines Industry Investment Company Limited ("**Eastern Airlines Industry Investment**")	Controlled by the same parent company
TravelSky Technology Limited ("**TravelSky**")	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its subsidiaries ("**CASC**")	A director and vice president of the Company is a director of CASC

45

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(a) Nature of related parties that do not control or controlled by the Group: (cont'd)

Note: Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment in February 2017 and ceased to be a subsidiary of the Company.

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments) For the six months ended 30 June 2017 RMB million (Unaudited)	2016 RMB million (Unaudited)
Supply of food and beverages	Eastern Air Catering	(i)	(556)	(483)
	CEA Development	(i)	(37)	(25)
	Eastern Import & Export	(i)	(22)	(19)
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Import & Export	(i)	(63)	(45)
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	(957)	(1,084)
	Technologies Aerospace	(i)	(135)	(96)
	Shanghai Hute	(i)	(26)	(82)
	Wheels & Brakes	(i)	(78)	(40)
Supply of system services	China Kaiya	(i)	(2)	(56)
Supply of cabin cleaning services	Eastern Advertising	(i)	(9)	-
Advertising expense	Eastern Advertising	(i)	(9)	(10)
Media royalty fee	Eastern Advertising	(ii)	7	5

46
China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(b) Related party transactions (cont'd)

Nature of transaction	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments) For the six months ended 30 June 2017 RMB million (Unaudited)	2016 RMB million (Unaudited)
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products	CEA Development	(ii)	(38)	(37)
Equipment maintenance fee	Collins Aviation	(ii)	(16)	(17)
	CEA Development	(ii)	(22)	(6)
Property management and green maintenance expenses	CEA Development	(ii)	(20)	(20)
Supply of hotel accommodation service	CEA Development	(ii)	(19)	(33)
Interest income on deposits	Eastern Air Finance Company	(iv)	8	14
Interest expense on loans	Eastern Air Finance Company	(iv)	–	(9)
Payments on finance leases	CES Lease Company	(ii)	(664)	(2,428)
Civil aviation information network services	TravelSky	(ii)	(343)	(282)
Flight training fee	CAE Melbourne	(ii)	(28)	–
Land and building rental	CEA Holding	(ii)	(27)	(27)
Disposal of a subsidiary	Eastern Airlines Industry Investment	(v)	2,433	–

47

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(b) Related party transactions (cont'd)

Nature of transaction	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments) For the six months ended 30 June 2017 RMB million (Unaudited)	2016 RMB million (Unaudited)
Cargo terminal business support services	Eastern Logistics	(i)	(2)	–
Bellyhold space management	Eastern Logistics	(i)	(44)	–
Transfer of the pilots	Eastern Logistics	(i)	(7)	–
Freight logistics support services	Eastern Logistics	(iii)	42	–
Flight equipment spare parts maintenance	CASC	(i)	(67)	–

(i) The Group's pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii) The Group's pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii) The Group's pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv) The Group's pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

(v) The Group's pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

48 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(c) Balances with related parties

(i) Amounts due from related parties

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Trade and notes receivables		
Eastern Logistics *(Note)*	988	–

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Prepayments and other receivables		
Eastern Import & Export	257	536
Technologies Aerospace	–	16
Eastern Air Catering	125	57
CEA Holding	10	–
CEA Development	3	–
Others	7	7
	402	616

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

Note:

Under the Management Agreement between the Company and China Cargo Airlines Co., Ltd. ("**China Cargo Airlines**"), a controlled subsidiary of Eastern Logistics, China Cargo Airlines is entrusted to manage the bellyhold space freight business of the Group and shall collect the revenue from the end customers in respect of bellyhold space transportation on behalf of the Company.

49

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(c) Balances with related parties (cont'd)

(ii) Amounts due to related parties

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Trade and bills payables		
Eastern Import & Export	185	85
Eastern Air Catering	30	37
Technologies Aerospace	3	45
Wheels & Brakes	11	–
CEA Development	17	19
Collins Aviation	4	2
Shanghai Hute	23	19
CEA Holding	3	3
CASC	23	–
Others	3	4
	302	214

50 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(c) Balances with related parties (cont'd)

(ii) Amounts due to related parties (cont'd)

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Other payables and accruals		
Eastern Import & Export	1,093	240
Eastern Air Catering	221	166
CEA Holding	136	303
TravelSky	386	963
CEA Development	58	72
Technologies Aerospace	100	29
Shanghai P&W	379	324
Shanghai Hute	4	20
Wheels & Brakes	16	26
Eastern Advertising	7	18
CAE Melbourne	357	–
Others	13	5
	2,770	2,166

	30 June 2017 RMB million (Unaudited)	31 December 2016 RMB million (Audited)
Obligations under finance leases		
CES Lease Company	11,792	5,521

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

51

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

22. RELATED PARTY TRANSACTIONS (cont'd)

(c) Balances with related parties (cont'd)

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate For the six months ended 30 June			
			30 June	31 December
	2017	2016	2017	2016
			RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Short-term deposits (included in cash and cash equivalents)				
Eastern Air Finance Company	0.35%	0.34%	1,658	1,296
Long-term borrowings (included in borrowings)				
CEA Holding	3.48%	–	28	28

(d) Guarantees by the holding company

As at 30 June 2017, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2016: RMB7.8 billion).

23. SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

24. DIVIDEND

The Board has not recommended any dividend for the six months ended 30 June 2017 (for the six months ended 30 June 2016: It was recommended by the Board that the 2016 interim distribution shall be RMB0.51 per ten shares (inclusive of tax) in cash).

52 China Eastern Airlines Corporation Limited
Interim Report 2017

Notes to the Interim Condensed Consolidated Financial Information
For the six months ended 30 June 2017

25. EVENTS AFTER THE REPORTING PERIOD

Up to 29 August 2017, the Company issued two phases of short-term debentures with total principal for RMB6.0 billion and the maturity from 150 days to 270 days to institutional investors in the national interbank bond market. The debentures bear interest at the rate of 4.16% per annum to 4.25% per annum.

Since 3 July 2017, the 1,327,406,822 listed A shares with trading moratorium which were held by Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd. have been listed for trading on the Shanghai Stock Exchange.

53

Summary of Operating Data

	For the six months ended 30 June		
	2017	2016	Change
Passenger transportation data			
ASK (available seat – kilometres)			
(millions)	**108,403.95**	98,936.46	9.6%
– Domestic routes	**67,552.82**	62,155.29	8.7%
– International routes	**37,944.63**	33,934.58	11.8%
– Regional routes	**2,906.49**	2,846.58	2.1%
RPK (revenue passenger – kilometres)			
(millions)	**88,147.44**	80,013.45	10.2%
– Domestic routes	**56,164.23**	50,639.91	10.9%
– International routes	**29,688.00**	27,179.13	9.2%
– Regional routes	**2,295.21**	2,194.41	4.6%
Number of passengers carried			
(thousands)	**53,320.69**	48,848.07	9.2%
– Domestic routes	**44,473.44**	40,191.63	10.7%
– International routes	**7,148.13**	7,028.39	1.7%
– Regional routes	**1,699.13**	1,628.05	4.4%
Passenger load factor (%)	**81.31**	80.87	0.44pts
– Domestic routes	**83.14**	81.47	1.67pts
– International routes	**78.24**	80.09	–1.85pts
– Regional routes	**78.97**	77.09	1.88pts
Passenger – kilometres yield (RMB)			
(including fuel surcharge)	**0.510**	0.511	–0.20%
– Domestic routes	**0.535**	0.527	1.52%
– International routes	**0.448**	0.466	–3.86%
– Regional routes	**0.714**	0.729	–2.06%
Passenger – kilometres yield (RMB)			
(excluding fuel surcharge)	**0.479**	0.474	1.05%
– Domestic routes	**0.535**	0.527	1.52%
– International routes	**0.359**	0.363	–1.10%
– Regional routes	**0.656**	0.642	2.18%

54 China Eastern Airlines Corporation Limited
Interim Report 2017

Summary of Operating Data

	For the six months ended 30 June			
	2017	2016 (comparable basis) Note 1	Change	2016 (non-comparable basis) Note 1
Freight transportation data				
AFTK (available freight tonne – kilometres) (millions)	**3,579.53**	3,346.62	7.0%	4,627.67
– Domestic routes	**1,147.53**	1,094.92	4.8%	1,129.80
– International routes	**2,332.12**	2,169.50	7.5%	3,359.49
– Regional routes	**99.88**	82.20	21.5%	138.38
RFTK (revenue freight tonne – kilometres) (millions)	**1,366.40**	1,265.36	8.0%	2,298.73
– Domestic routes	**427.55**	434.98	–1.7%	456.76
– International routes	**914.52**	808.10	13.2%	1,781.63
– Regional routes	**24.34**	22.27	9.3%	60.34
Weight of freight carried (million kg)	**462.17**	455.98	1.4%	660.06
– Domestic routes	**308.99**	314.79	–1.8%	335.91
– International routes	**132.83**	122.44	8.5%	274.92
– Regional routes	**20.35**	18.75	8.5%	49.24
Freight load factor (%)	**38.17**	37.81	0.36pts	49.67
– Domestic routes	**37.26**	39.73	–2.47pts	40.43
– International routes	**39.21**	37.25	1.96pts	53.03
– Regional routes	**24.37**	27.09	–2.72pts	43.60
Freight tonne – kilometres yield (RMB) (including fuel surcharge)	**1.306**			1.170
– Domestic routes	**1.097**	N/A	N/A	1.053
– International routes	**1.350**			1.146
– Regional routes	**3.328**			2.784
Freight tonne – kilometres yield (RMB) (excluding fuel surcharge)	**1.238**			1.084
– Domestic routes	**0.982**	N/A	N/A	0.974
– International routes	**1.306**			1.061
– Regional routes	**3.205**			2.602

55

Summary of Operating Data

	For the six months ended 30 June			
	2017	2016 (comparable basis) Note 1	Change	2016 (non-comparable basis) Note 1
Consolidated data				
ATK (available tonne – kilometres) (millions)	**13,335.88**	12,250.90	8.9%	13,531.95
– Domestic routes	**7,227.28**	6,688.89	8.0%	6,723.78
– International routes	**5,747.14**	5,223.61	10.0%	6,413.60
– Regional routes	**361.46**	338.40	6.8%	394.57
RTK (revenue tonne – kilometres) (millions)	**9,177.72**	8,361.82	9.8%	9,395.20
– Domestic routes	**5,410.81**	4,935.32	9.6%	4,957.10
– International routes	**3,539.85**	3,210.34	10.3%	4,183.87
– Regional routes	**227.06**	216.16	5.0%	254.23
Overall load factor (%)	**68.82**	68.25	0.57pts	69.43
– Domestic routes	**74.87**	73.78	1.09pts	73.72
– International routes	**61.59**	61.46	0.13pts	65.23
– Regional routes	**62.82**	63.88	–1.06pts	64.43
Revenue tonne – kilometres yield (RMB) (including fuel surcharge)	**5.094**			4.642
– Domestic routes	**5.639**	N/A	N/A	5.477
– International routes	**4.102**			3.512
– Regional routes	**7.571**			6.950
Revenue tonne – kilometres yield (RMB) (excluding fuel surcharge)	**4.783**			4.303
– Domestic routes	**5.630**	N/A	N/A	5.470
– International routes	**3.348**			2.807
– Regional routes	**6.972**			6.156

Note:

1. Under comparable basis, the operating data of the Group in the first half of 2016 did not include the whole cargo flight data of the Group during the period from February to June 2016. Under non-comparable basis, the operating data of the Group in the first half of 2016 comprised of the whole cargo flight data of the Group for the same period.

56 China Eastern Airlines Corporation Limited
Interim Report 2017

Fleet Structure

In the first half of 2017, the Group introduced a total of 23 aircraft of major models and a total of 12 aircraft were retired. The fleet age structure has been made younger.

As at 30 June 2017, the Group operated a fleet of 593 aircraft, which included 583 passenger aircraft and 10 business aircraft held under trust. As the Company completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment, a wholly-owned subsidiary of the Company's controlling shareholder, CEA Holding, on 8 February 2017, the fleet of the Group ceased to include the 9 freighters operated by China Cargo Airlines, a controlled subsidiary of Eastern Logistics.

(Units)

Fleet structure as at 30 June 2017						
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
Total number of passenger aircraft		**222**	**234**	**127**	**583**	**5.53**
Wide-body aircraft		**28**	**41**	**10**	**79**	**5.61**
1	B777-300ER	9	10	–	19	1.47
2	A330-300	1	13	7	21	7.64
3	A330-200	12	18	3	33	4.78
4	B767	6	–	–	6	16.22
Narrow-body aircraft		**194**	**193**	**117**	**504**	**5.51**
5	A321	34	36	–	70	4.34
6	A320	75	56	40	171	6.87
7	A319	10	23	3	36	4.58
8	B737-800	38	60	72	170	3.95
9	B737-700	37	18	2	57	8.14
Total number of business aircraft held under trust					**10**	
Total number of aircraft					**593**

57

Management Discussion and Analysis

REVIEW OF OPERATION

In the first half of 2017, global economic recovery gradually became stable. The economic growth of the USA was lower than expected, while the economic recovery of the eurozone, Japan and major emerging economies were further accelerated. As China's economy continued to grow in a stable manner, the economic structures further optimized and consumer spending had a stronger effect on the economic growth. Due to favourable factors such as the continual recovery of the global economy, stable and positive demand for business trips and tourism spending, the air passenger transportation market continued to report stable growth. Meanwhile, the international crude oil prices have increased significantly from a lower comparison base in the same period last year. The intensified industry competition which resulted in a drop in revenue from international routes, turbulent geo-political landscape in certain countries and regions, and overseas terrorist threats, have caused adverse impact on the air transportation industry.

In face of the complex and changing business environment, the management and all staff of the Group made concerted efforts and achieved smooth progress to promote production, operation, reform and transformation. The Group highly emphasized and comprehensively enhanced its corporate party building works. On the pre-condition of ensuring safe operations, the Group has strengthened its sales and marketing, enhanced service quality, proactively promoted multi-level external partnerships and expedited the pace of its business transformation, making new achievements in all aspects.

In the first half of 2017, the Group recorded revenue of RMB48,423 million, an increase of 4.51% over the same period last year; total profit before income tax was RMB5,773 million, an increase of 26.30% over the same period last year; profit attributable to equity holders of the parent company amounted to RMB4,341 million, representing an increase of 34.40% over the same period last year.

58
China Eastern Airlines Corporation Limited
Interim Report 2017

Management Discussion and Analysis

OPERATIONS

✈ Safe Operation

The Group placed great emphasis on striving to ensure safe operation and will continue to do so. In the first half of 2017, the Group revised the regulatory system on rewards and penalties for flight safety to improve its safety management system, and proceeded with safety supervision and inspection which focused on management optimization, capability enhancement and risk prevention to strengthen the enforcement of safety responsibilities. It also conducted operational safety audit of its routes and completed the compiling of a risk database covering 53 designated airports and strengthened risk control of particular routes and airports. In addition, the Group further refined the training system for its core technical personnel by improving its crew resource management and training on coordinating capability. The Group undertook integrated anti-terrorism drills and enhanced its ability in handling air security-related contingencies and practical standard, and strictly implemented safety requirements for its flights.

The passenger aircraft fleet of the Group had 1,001,600 safe flying hours and 422,000 take-off and landing flights, which have increased by 7.5% and 6.8%, respectively, over the same period last year.

✈ Marketing

In the first half of 2017, the Group achieved passenger transportation revenue of RMB43,106 million or an increase of 9.69% over the same period last year.

Faced with challenges such as intense industry competition, unstable geo-political landscape in certain countries and regions as well as expansion and acceleration of formation of high-speed railway network, the Group flexibly adjusted its allocation of flight capacity, continuously strengthened its management of freight rate and revenue and enhanced its direct sales ability. The revenue passenger-kilometres (RPK) yield of domestic passenger transportation of the Group increased by 1.52% over the same period last year, while the decline in RPK yield of the international RPK of the Group yield decreased by 11.90 percentage points. The Group continued to foster the construction of hubs in Shanghai, Kunming and Xi'an and actively captured key market resources. Based on changing market

59

Management Discussion and Analysis

demands, the Group timely reduced the flight capacity for the Korean market and increased the flight capacity for more profitable routes with higher demand for business trips such as Japan, Beijing-Shanghai, Shanghai-Guangzhou, Shanghai-Shenzhen and Shanghai-Chengdu routes as well as flight capacity for Southeast Asia routes. At the same time, the Group continued to strengthen its control over freight rate and cabin seat of international routes and achieved effective results. The Group's sales revenue from first-class cabin and business cabin of international routes increased by 21.5% over the same period last year, while the revenue contributed by first-class cabin and business class cabin towards the total revenue of the Group for international routes increased by 2.9 percentage points over the same period last year. Through the utilization of big-data analysis, the Group strengthened its sales via its mobile application and official website, and enhanced its direct sales ability. Both of its direct sales income and contribution of direct sales income towards total income continued to rise. During the first half of 2017, the Group's direct sales and contribution of direct sales income increased by 29.4% and 9.4 percentage points over the same period last year, respectively.

The Group valued services for frequent flyer members under "Eastern Miles" and actively maintained and developed its pool of frequent flyer members and group client resources. In the first half of 2017, the number of new frequent flyer members developed by the Group increased by 19% over the same period last year. As at the end of June 2017, the total number of frequent flyer members of "Eastern Miles" reached 31.46 million, increased by 14.8% over the same period last year. The Group improved its customers' experience and enhanced the value of frequent flyer members through expanding credit redemption channels, enriching gifts for redemption, enhancing flight waiting experience of VIP lounges and continually optimizing platinum card service procedures and privileges. At the same time, the Group enhanced customer service and maintenance ability, strengthened support capacity of systems and continually enhanced sales to direct corporate customers. In the first half of 2017, the revenue from direct corporate customers between the Group's companies increased by 22.5% over the same period last year and the total number of direct corporate customers between the Group's companies reached 3,198, the Group deepened cooperation with Delta Air Lines and secured more quality customers by sharing customer resources.

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Management Discussion and Analysis

Service Quality

Adhering to the service philosophy of "Customer-Oriented and Dedicated Service", the Group continuously enhanced both the software and hardware of its services based on customer demands, while persistently improving customers' experience so as to establish the service brand image of the Group. In the first half of 2017, the Group carried a total of 53.3207 million passengers, representing an increase of 9.2% from the same period last year.

With respect to service system construction, the Group commenced service quality standardization project and strengthened the analysis and application of service data, to enhance the service control standard. The Group improved its standard of service quality and strengthened the whole process control of services offered to its platinum card members, forging ahead to become a dedicated brand for high-end services. With regards to ground services and in-flight services, the Group has been steadily pushing ahead with the construction of 23 VIP lounges and has put into use the VIP flagship lounge at the Beijing Capital International Airport and the SkyTeam Alliance VIP lounges at Terminal 2 of the Beijing Capital International Airport, and offered festival gifts featuring special themes as well as VIP lounge catering services. All of these enhanced passengers' waiting experience. The Group introduced new series of cuisines and increased the choice of beverages offered in first-class and business cabins of Beijing-Shanghai route and international long-haul routes to enhance flight experience of its passengers. In-flight emergency rescue service system was improved by recruiting 146 in-flight doctors, effectively enhancing the response time of in-flight rescue and transition from air to ground rescue.

With respect to the integrated online services, the Group further optimized and expanded the service functions of its official website and mobile application, enriched the variety of service functions and introduced functions such as "advance payment for overweight baggage" and "self-service return and refund of irregular flights". The Group carried forward self check-in services by introducing self check-in services for 81 international round-trip routes and 75 international one-way routes. The rate of self check-in reached 68.2% in the first half of 2017, increased by 7.6 percentage points over the same period last year. The Group activated a global baggage operation control center and promoted a luggage inquiry system, strengthened the whole monitoring process of luggage transport. In the first half of 2017, the rate of mishandled luggage decreased by 5.24%, as compared to the same period last year.

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Management Discussion and Analysis

External Partnerships

The Group continued to strengthen its multi-level partnerships with internationally well-known airlines and tourism brands, expanded the scope of cooperation and deepened the level of partnership.

In the first half of 2017, the Group continued to deepen the strategic partnerships with Delta Air Lines and AFK. The Group and Delta Air Lines further enhanced the transportation networks connecting China and the USA, launched 10 international main routes between China and the USA, and Code-share cooperation in 166 domestic routes in China and the USA, effectively shortened the transit waiting time, and proactively launched training and exchanges in multiple sectors such as safety, operation and informatization. The Group further expanded the Code-share coverage with AFK, improved the service standards and procedures for serving high-end customers to enhance their waiting experience at the Charles de Gaulle Airport in Paris, France, and further advanced resource development and joint marketing to the corporate customers in the French market, which in turn further increased the mutual sales income and common market shares. Capitalized on the cooperation platform of the SkyTeam Alliance, the Group has newly launched Code-share cooperation with Air Europa Líneas Aéreas, S.A.U. from Spain and Czech Airlines a.s. As at the end of June 2017, the Group commenced to launch Code-share cooperation for 709 routes with 14 SkyTeam Alliance members, and launched single check-in for transit passengers in 23 transit stations with 9 SkyTeam Alliance members.

The Group attached importance to and continued to strengthen the cooperation with airlines which are not members of the SkyTeam Alliance. In collaborating with Qantas, the Group launched Code-share cooperation focusing around 69 routes, and launched enhanced cooperation in joint sales and ground services. The Group further extended the content of its new model of "aviation + internet" cooperation with Ctrip, to launch multi-level business cooperation in joint sales, data sharing, product research and development, customer services and redemption of points.

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Management Discussion and Analysis

Reform and Transformation

The Group focused on developing the passenger transport business, optimized the e-commerce platform functions, enhanced the operations of China United Airlines, a low-cost airline, deepened the market reform of supporting business, and continued to enhance the effect of reform and transformation on production and operation.

In the first half of 2017, the Group completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment, achieved a gain on disposal of investment in a subsidiary amounting to RMB1,754 million. Upon the completion of equity transfer of Eastern Logistics, the Group will utilize the relevant resources mainly in the development of the passenger transport business, and further establish the Group's brand image and competitiveness in the air passenger transportation segment.

For e-commerce, the Group continued to facilitate the construction of e-commerce platform, under which internet access has become available in 67 long-haul wide-body aircraft, ranked at the top nationwide in terms of scale. The updates and replacements of mobile application were accelerated by introducing multiple new functions such as online pre-flight ordering of in-flight meals, self check-in and irregular flight enquiry, and optimized the price enquiry and ticket return application modules on the official website. The Group also further developed aviation contact resources, further enriched the applications of aviation points and the variety of integrated products, and recorded significant increase of nearly 200% in its revenue from the sales of aviation points and integrated products, respectively.

In the low-cost airline business area, China United Airlines achieved revenue of RMB2,375 million in the first half of 2017, representing a growth of 29.71% as compared to the same period last year. The net profit of China United Airlines achieved RMB359 million, representing a 50.21% increase from the same period last year. Benefiting from the all-economy class cabin of its fleet, China United Airlines' B737 Series fleet size amounted to 35 aircraft after newly introduced three B737-800 aircraft. The total number of passengers carried and passenger load factor of China United Airlines increased by 15.1% and 1.1 percentage points from the same period last year, respectively. Through improving the

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Management Discussion and Analysis

functions of the official website platform, optimizing the interface settings of mobile user terminals and launching brand marketing through self-owned media, direct sales channels were further broadened. The revenue of China United Airlines contributed by direct sales represented 75.2% of the Group's total revenue, representing an increase of 2.8 percentage points as compared to the same period last year. The Group continues to expand its value-added services such as baggage charges, in-flight sales and paid lounge services, and launched online sales of new insurance products, to increase its non-aviation revenue.

Regarding the market reform of supporting businesses, the Group continued to foster the market-oriented operation of its ground service business, and gradually formed replicable and promotable reform experience. The service support capabilities and production operation efficiency of the Group have been enhanced through measures such as automated work assignment by the resource management system and full coverage of quantified assessments. Compared to the period prior to market-based reform, the average number of passengers served by ground services in the Shanghai hub by the Group, both of the total operating revenue and revenue from third-party business have increased by over 10% as compared to the same period last year, respectively.

✈ Party Building and Corporate Culture

The Group further promoted the normalization and systematization of corporate party building by rigorously implementing the requirements under the comprehensive tightening of party discipline, persistently strengthening the construction of ideology and politics, and the building of a culture of integrity in the party. In pursuing the vision of a "world-class and happy CEA", the Group pushed ahead with the construction of corporate culture to increase employees' recognition and loyalty towards the Group, which in turn firmly fostered and created a sound atmosphere for the successful launching and continuous improvement in areas including safe operation, customer services, marketing and sales, and reform and development of the Group.

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Management Discussion and Analysis

Social Responsibilities

Actively responding to the five development visions of the State and adapting to the development trends of the global aviation industry, the Group managed and balanced the expectations of its stakeholders, including customers, shareholders, staff members and society at large by fusing economic, social and environmental responsibilities into the Group's organization and operating activities. The Group responded to the needs of its stakeholders and endeavoured to create maximized comprehensive value.

In the first half of 2017, the Group implemented a unified group-wide deployment and fully capitalized on the strengths of the aviation industry and resource advantages, to facilitate the development of tourism resources in underprivileged areas and to promote poverty alleviation through agriculture and education as well as infrastructure construction, which fully materialized the Group's poverty alleviation strategies. The Group's large-scale charitable programme "Love at CEA" launched 419 projects in total, with 25,500 participants from its staff team, provided an aggregate of 101,235 hours of social services, and serviced a total of 33,745 people.

In the first half of 2017, the Group was once again selected as one of the BrandZ™ Top 500 Most Valuable Global Brands and has been selected as one of the BrandZ™ Top 30 Most Valuable Chinese Brands for the sixth consecutive year. It also received the "Best China Airline" award at the "Travel Trade Gazette China Tourism Awards" for the third consecutive year.

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Management Discussion and Analysis

FINANCIAL OVERVIEW

Operating Revenues

In the first half of 2017, the Group's passenger revenue amounted to RMB43,106 million, representing an increase of 9.69% from the same period last year, and accounted for 96.04% of the Group's traffic revenues. Passenger traffic volume was 88,147.44 million passenger-kilometres, representing an increase of 10.2% from the same period last year.

The passenger revenue of domestic routes amounted to RMB28,558 million, representing an increase of 12.94% from the same period last year, and accounted for 66.25% of the passenger revenue. The passenger traffic volume was 56,164.23 million passenger-kilometres, representing an increase of 10.9% from the same period last year.

The passenger revenue of international routes amounted to RMB12,915 million, representing an increase of 3.97% from the same period last year, and accounted for 29.96% of the passenger revenue. The passenger traffic volume was 29,688.00 million passenger-kilometres, representing an increase of 9.2% from the same period last year.

The passenger revenue of regional routes amounted to RMB1,633 million, representing an increase of 2.64% from the same period last year, and accounted for 3.79% of the passenger revenue. The passenger traffic volume was 2,295.21 million passenger-kilometres, representing an increase of 4.6% from the same period last year.

In the first half of 2017, the Group's cargo and mail traffic revenues amounted to RMB1,777 million, accounting for 3.96% of the Group's traffic revenue. Cargo and mail traffic volume was 1,366.40 million tonne-kilometres.

In the first half of 2017, the Group's other revenue were RMB3,540 million, representing a decrease of 18.56% from the same period last year.

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Management Discussion and Analysis

Operating Expenses

In the first half of 2017, the Group's total operating expenses was RMB46,859 million, representing an increase of 11.70% from the same period last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group's operating expenses. In the first half of 2017, the Group's total aircraft fuel cost was RMB12,139 million, representing an increase of 45.15% from the same period last year, mainly due to a year-on-year increase in the volume of refueling of 5.06% for the Group, leading to an increase in aircraft fuel costs of RMB423 million. The average price of fuel increased by 38.16%, and the aircraft fuel costs increased by RMB3,353 million.

In the first half of 2017, the Group's take-off and landing charges amounted to RMB6,430 million, representing an increase of 10.98% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the Group. In particular, since the second half of 2016, the Group has launched a number of new international long-haul routes, resulting in an increase in the take-off and landing charges. In addition, due to the adjustments effect of domestic airport charges (as announced by the Civil Aviation Administration of China 2017 Notice No. 18), the domestic take-off and landing charges were increased.

In the first half of 2017, the Group's depreciation and amortisation amounted to RMB6,547 million, representing an increase of 12.86% from the same period last year, and was primarily due to a net increase of 41 self-owned aircraft and aircraft held under finance leases and an increase in the number of aircraft and engines since the second half of 2016, resulting in an increase in the original value of fixed assets and an increase in depreciation.

In the first half of 2017, the Group's wages, salaries and benefits amounted to RMB8,860 million, representing an increase of 6.57% from the same period last year, and was primarily due to increases in headcount of flight personnel, engineers and ground crew, and flying hours and allowance standard.

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Management Discussion and Analysis

In the first half of 2017, the Group's food and beverage expenses amounted to RMB1,501 million, representing an increase of 7.14% from the same period last year, and was primarily due to the increase in the number of passengers carried by the Group.

In the first half of 2017, the Group's aircraft operating lease rentals amounted to RMB2,235 million, representing a decrease of 3.54% from the same period last year, and was primarily due to a net decrease of 8 aircraft held under operating leases by the Group.

In the first half of 2017, the Group's other operating lease rentals amounted to RMB401 million, representing an increase of 16.23% from the same period last year, and was primarily due to the increase in leased VIP lounges by the Group.

In the first half of 2017, the Group's selling and marketing expenses were RMB1,593 million, representing a decrease of 2.33% from the same period last year, and was primarily due to the increase in the proportion of direct sales of the Group, which caused a decrease in the handling fees of the agency businesses as compared to the same period last year.

In the first half of 2017, the Group's amount of civil aviation infrastructure levies payable to the CAAC was RMB1,004 million, representing an increase of 6.24% as compared to the same period last year. This increase was primarily due to the increase in the length of miles flown by the Group.

In the first half of 2017, the Group's ground services and other expenses were RMB1,916 million, representing a decrease of 30.81% from the same period last year. The decrease was primarily due to the transfer of 100% equity interests in Eastern Logistics by the Group, and the fact that the figure for the first half of 2016 included the figure regarding ground services and other expenses of Eastern Logistics for the period from January to June of 2016, while the figure for the first half of 2017 included the figure regarding ground services and other expenses of Eastern Logistics for January 2017 only. After deducting the impact of the figure of Eastern Logistics for the period from February to June 2016, ground services and other expenses decreased by 11.91% over the same period last year, and was primarily due to a decrease in the Group's tourism operations expenses.

In the first half of 2017, the Group's indirect operating expenses were RMB2,059 million, representing an increase of 2.49% as compared to the same period last year. This was primarily attributable to the increase in the costs associated with the expansion in the size of the Group's fleet.

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Management Discussion and Analysis

Other operating income and gains

In the first half of 2017, other operating income and gains of the Group amounted to RMB4,766 million, which represented an increase of 71.93% from the same period last year. The increase was primarily due to gain from the transfer of 100% equity interests in Eastern Logistics by the Group.

Finance Income/Costs

In the first half of 2017, the Group's finance income was RMB703 million, which represented an increase of 1,967.65% from the same period last year. Finance costs amounted to RMB1,404 million, representing a decrease of 48.33% from the same period last year, primarily due to net exchange gains amounted to RMB674 million arose from the appreciation of RMB in the first half of 2017 which was recorded in the Group's finance income; and net exchange losses amounted to RMB1,355 million arose from the weakening of RMB during the same period of 2016 which was recorded in the Group's finance costs.

Profit

Profit attributable to equity holders of the Company in the first half of 2017 was RMB4,341 million, representing a growth of 34.40% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.30.

Liquidity and Capital Structure

As at 30 June 2017, the Group had total assets of RMB225,965 million, an increase of 6.42% from the end of 2016. Its debt ratio was 74.69%, representing a 0.65 percentage points decrease from the end of 2016.

In particular, the Group's total current assets amounted to RMB23,540 million, accounted for 10.42% of the total assets and represented an increase of 48.16% from the end of 2016. The Group's non-current assets amounted to RMB202,425 million, accounted for 89.58% of the total assets and represented an increase of 3.05% from the end of 2016.

As at 30 June 2017, the Group had total liabilities of RMB168,762 million, comprised of current liabilities of RMB77,223 million which accounted for 45.76% of total liabilities, and non-current liabilities of RMB91,539 million which accounted for 54.24%.

The Group's interest-bearing liabilities mainly included short-term bank borrowings, short-term debentures, bonds payable, long-term borrowings and obligations under finance leases.

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Management Discussion and Analysis

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, short-term debentures, long-term borrowings due within one year and obligations under finance leases due within one year) amounted to RMB47,299 million or an increase of 34.03% from the end of 2016.

Among the non-current liabilities, interest-bearing liabilities (long-term borrowings, bonds payable and obligations under finance leases) amounted to RMB83,140 million or an increase of 0.80% from the end of 2016.

In the first half of 2017, the Group further optimized the structure of its foreign-currency obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 30 June 2017, the breakdown of the Group's interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent				
	As at 30 June 2017		As at 31 December 2016		
		Percentage		Percentage	Movement
Currency	**Amount**	**(%)**	Amount	(%)	(%)
USD	**44,516**	**34.13**	52,866	44.89	–15.79
RMB	**76,866**	**58.93**	57,793	49.07	33.00
Others	**9,057**	**6.94**	7,114	6.04	27.31
Total	**130,439**	**100.00**	117,773	100.00	10.75

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Management Discussion and Analysis

As at 30 June 2017, the Group's interest-bearing liabilities included long-term borrowings, short-term bank borrowings, bonds payable and short-term debentures equivalent to RMB66,018 million, an increase of 16.37% from the end of 2016 (RMB56,732 million). The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
Currency	**As at 30 June 2017**	As at 31 December 2016	Movement (%)
USD	**7,097**	7,953	–10.76
EUR	**6,275**	4,215	48.87
KRW	**1,026**	994	3.22
RMB	**51,620**	43,570	18.48
Total	**66,018**	56,732	16.37

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Management Discussion and Analysis

As at 30 June 2017, the Group's interest-bearing liabilities included obligations under finance leases equivalent to RMB64,421 million, an increase of 5.54% from the end of 2016 (RMB61,041 million). The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
Currency	**As at 30 June 2017**	As at 31 December 2016	Movement (%)
USD	**37,419**	44,913	–16.69
SGD	**694**	739	–6.09
JPY	**304**	326	–6.75
HKD	**758**	840	–9.76
RMB	**25,246**	14,223	77.50
Total	**64,421**	61,041	5.54

Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term borrowings, short-term bank borrowings, obligations under finance leases, bonds payable and short-term debentures) as at 31 December 2016 and 30 June 2017 were equivalent to RMB117,773 million and RMB130,439 million, respectively, of which short-term interest-bearing liabilities accounted for 29.96% and 36.26%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2016 and 30 June 2017, the Group's liabilities denominated in USD accounted for 44.89% and 34.13%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 49.07% and 58.93%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs.

As at 31 December 2016 and 30 June 2017, the notional amounts of the outstanding interest rate swap agreements of the Group were USD1,636 million and USD1,528 million, respectively. These agreements will expire between 2018 and 2025.

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Management Discussion and Analysis

Exchange Rate Fluctuation

As at 30 June 2017, the Group's total interest-bearing liabilities denominated in foreign currencies, amounted to RMB53,573 million, of which USD liabilities accounted for 83.09% of the total amount. Therefore, a significant fluctuation in the exchange rates will subject the Group to significant foreign exchange loss/gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and liabilities required to be paid in foreign currencies. The hedging contracts for foreign currencies partly involve the sales of Japanese Yen and the purchase of USD at fixed exchange rates. As at 31 December 2016 and 30 June 2017, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD440 million and USD1,244 million, respectively, and will expire between the second half of 2017 and 2018.

In the first half of 2016, the Group's net exchange losses amounted to RMB1,355 million as compared to the net exchange gains of RMB674 million in the first half of 2017.

Fluctuation of Jet Fuel Prices

In the first half of 2017, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB607 million, assuming all other variables remain constant.

In the first half of 2017, the Group did not conduct any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances its purchases of aircraft through finance leases and bank loans secured by its assets. As at 30 June 2017, the value of the Group's assets used to secure certain bank loans decreased by 28.50% to RMB12,555 million as compared to RMB17,559 million as at the end of 2016.

As at 30 June 2017, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2017, the Group had 72,377 employees, the majority of whom were located in the PRC. The wages of the Group's employees generally consisted of basic salaries and performance bonuses.

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Management Discussion and Analysis

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

As at 30 June 2017, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

RISK ANALYSIS

1. Macro-economic Risk

The aviation transportation industry is closely connected to macro-economic development. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents, degree of trade protectionism and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. If the macro-economic climate worsens, the Company's results of operations and financial condition may be adversely affected.

The Company paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the "One Belt One Road" initiative of the Chinese government, establishment of Xiongan New District, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the construction of Beijing's new airport to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2. Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations as well as industry and visa policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Company.

With respect to industrial policies and regulations, the Company played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

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Management Discussion and Analysis

3. Flight Safety Risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Company.

The Company regularly convened flight safety meetings, analyzed and reported on the Company's flight status in a timely manner and planned for flight safety management. Through effective measures such as the enforcement of safety responsibilities, assessment on the efficiency of the safety management system and establishment of a comprehensive flight training control mechanism, the Company strengthened its risk prevention ability as regards to flight safety to ensure operational safety on an ongoing basis.

4. Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

During the first half of 2017, the Company strictly implemented the aviation security requirements imposed by the CAAC and revised the aviation security proposal to improve its aviation safety system. With reference to the typical cases regarding aviation safety in recent years, the Company conducted simulated trainings and comprehensive counter-terrorism drills onboard, with a view to enhancing the aviation security team's ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The Company has launched an online electronic information platform for its aviation safety system and kicked off the construction of the intelligence information system of aviation safety to increase the utilization of information technology in aviation safety.

In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Company will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

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Management Discussion and Analysis

5. Core Resources Risk

The rapid growth in the aviation transportation industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Company fail to adequately support the rapid growth of the Company's operational scale, the business and operations of the Company may be adversely affected.

The Company promoted the building of corporate culture of "Love at China Eastern Airlines" and further improved its incentive scheme for core technical staff to inspire loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Company proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main base airline, the Company will further leverage on the market opportunities brought about by the commencement of operation of the new airport in Beijing and continuously expand and optimize its routes through utilizing the cooperation platform of the SkyTeam Alliance.

6. Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the international airlines' increasing inputs on flight capacity in the Chinese market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Company's resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Company may be adversely affected accordingly.

There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and webified, certain routes of the Company will experience larger competitive pressure.

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Management Discussion and Analysis

The Company actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the hub markets and core markets. Leveraging on the SkyTeam Alliance platform, the Company enhanced its strategic cooperation with Delta Air Lines and AFK and consolidated its cooperation with non-SkyTeam Alliance members such as Qantas to develop a highly efficient and convenient flight network which covered the whole of PRC and connected to the whole world.

Under the impact of other means of transportation, the Company focused on the hub markets and core markets, expanded its route network, improved flight connection and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Company put great effort into maintaining its punctuality rate at a relatively high level and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company's revenue from fuel surcharge and accordingly the Company's results of operations.

In the first half of 2017, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Company would have increased or decreased by approximately RMB607 million. In the first half of 2017, the Company has not conducted aviation fuel hedging activities.

The Company will actively review the trend of oil prices and captialise on the favourable market opportunities to carefully conduct aviation fuel hedging activities.

8. Exchange Rate Fluctuation Risk

As the Company's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Company's profit for that period and causes larger impact on the Company's operating results.

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Management Discussion and Analysis

As at 30 June 2017, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on the net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD	–322	322	63	–63

In the first half of 2017, the Company continued to expand its financing channels and proactively optimized the mix of currency denomination of the Company's debts. As at 30 June 2017, the proportion of USD-denominated debts in the Company's interest-bearing debts decreased to 34.13%.

In the future, the Company will reinforce its review on the foreign exchange market, further expand the variety of its financing instruments and improve the Company's debt and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Company's operation.

9. Interest Rate Fluctuation Risk

The majority of the Company's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company's finance costs.

As at 30 June 2017, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on the net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
Floating rate instruments	–129	129	19	–19

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Management Discussion and Analysis

The Company will further strengthen research on interest rate market, seize favourable market opportunities, reasonably utilise financial instruments such as derivatives and further optimise the proportion of floating-rate debts to the USD-denominated debts of the Company in the future. At the same time, the Company will make good use of the trend of the RMB interest rate to minimize RMB finance costs.

10. Information Technology Safety Risk

The development of all businesses in the Company's operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Company. If there are any design discrepancies, operational default or interruption in the information network system of the Company, or if it experiences external network attacks, the Company's business and operations may be affected or customers' data may be leaked. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Company. Future upgrades of information technology that are required will challenge the reliability of the Company's existing systems.

Focusing on the "three centres in two locations" plan, the Company forged ahead with the construction of the Xi'an data centre and disaster backup facility, in order to construct a global-based security and servicing system. The Company implemented security protection around the boundaries of the internet and the data centre and optimized the multi-dimensional security protection system, which effectively defended the WANNACRY ransomware virus. The Company also conducted information system emergency response training and security code review through the code quality analytics platform, which systematically elevated the overall security protection level on the Company's information system.

11. Development and Transformation Risk

While the Company expands to new international markets, carries out external investments, mergers and acquisitions and conducts structural adjustments in its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Company.

During the process of transformation, the Company explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and commences structural adjustments in its existing businesses and assets, with new requirements for the overall operating management abilities of the Company. Some of the Company's transforming projects or adjusted businesses may be unable to achieve expected goals.

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Management Discussion and Analysis

The Company has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and structural adjustments in its existing businesses and assets.

12. Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Company's major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Company.

The Company has been focusing on the suppliers who are closely related to the Company's production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Company paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.

13. Securities Market Fluctuations Risks

The Company's share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macroeconomy, flow of market capital and investor sentiment. The Company's share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company's capital operations and implementation of projects.

The Company continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Company strengthened communication with the capital markets and various investors, paid close attention to the Company's share price performance and media coverage and gave timely response to the market to minimise the possibility of unusual movement of the Company's share prices.

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Management Discussion and Analysis

14. Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies, geopolitical instability and even outbreak of local wars around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Company.

The Company strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

OUTLOOK FOR THE SECOND HALF OF 2017

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group's future operating plans for the second half of 2017 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking into the second half of 2017, the global economic recovery will continue its growing trend. However, turbulent geo-political landscape in certain countries and regions and rising trend of trade protectionism will still give rise to certain uncertainties underlying the global economic recovery. Benefited from the further implementation of supply-side structural reforms and the accelerated implementation of innovation-driven development strategies, the stable and positive development momentum of China's economy is expected to be further sustained with a moderate growth.

In view of a relatively complicated external environment and intense market competition, the Group will actively embrace challenges by focusing on the following areas and steadily promote the materialization of all work plans:

1. with respect to safe operation, the Group will conduct safety inspection on the projects of key operating units, strengthen targeted flight training and prevention of risks in flying, improve the standardization of process of aircraft maintenance and repair and strengthen the protection for special flights, in order to secure the safe operation of the Group;

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Management Discussion and Analysis

2. in terms of marketing, the Group will enhance its ability in market projection and response to changes, as well as allocation of flight capacity, ensure sufficient flight capacity during the peak season in summer through securing time slot resources, and increase the proportion of direct sales and scale of customer base by strengthening its pricing control, with a view to striving for improvement and enhancement of the revenue level;

3. for customer services, the Group will improve service standard, commence project services enhancement programme, further uplift the standardization of services, promote and increase the utilization of self check-in machines and self-service bag drop services, innovate in-flight sales of gift items and improve the quality of in-flight catering to enhance passenger experience, and facilitate the service system construction of new generation cabin; with the introduction of the new generation of B787 and A350 remote wide-body aircraft, to promote the construction of a new generation cabin service system;

4. for reform and transformation, the Group will promote the implementation of strategies in relation to going international and online. China Eastern Airlines E-Commerce Co., Limited will actively broaden the application of frequent flyers points and increase the variety of non-aviation products to improve its ability in realising resources. China United Airlines will expand the scale of its direct sales business to explore revenue from non-aviation business and further enhance the operating quality as a low-cost airline. Market-oriented reform of ground services will be fostered to optimize the review and management of human resources and to continuously deepen reform in mechanism and system;

5. in relation to streamlining management, the Company will further optimize its qualification management, resource allocation, unified operations and response mechanism, promote the establishment of an information technology-based operating system to streamline and increase the efficiency of the system. The Company will expand its financing channels and optimize its debt structure through tightened cost control to increase overall operating efficiency; and

6. for the Party building, the Company will further strengthen the Party's discipline comprehensively and adopt a more systematic, scientific and normalized approach towards Party building, in order to reinforce the leading role of the Party building.

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Management Discussion and Analysis

FLEET PLAN

Introduction and Retirement Plan of Aircraft for the Second Half of 2017 to 2019

(Units)

	Second Half of 2017		2018		2019	
Model	**Introduction**	**Retirement**	**Introduction**	**Retirement**	**Introduction**	**Retirement**
Wide-body aircraft	**5**	**2**	**14**	**14**	**11**	**–**
B777 Series	1	–	–	–	–	–
A330 Series	4	–	8	10	–	–
A350 Series	–	–	2	–	5	–
B787 Series	–	–	4	–	6	–
B767 Series	–	2	–	4	–	–
Narrow-body aircraft	**45**	**4**	**53**	**1**	**63**	**–**
A320 Series	15	1	16	–	25	–
B737 Series	30	3	37	1	38	–
Total	**50**	**6**	**67**	**15**	**74**	**–**

Notes:

1. As at 30 June 2017, according to confirmed orders, the Group planned to introduce 72 aircraft and retire 26 aircraft between 2020 and 2022.

2. The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

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Management Discussion and Analysis

SIGNIFICANT EVENTS

1. Share Capital

As at 30 June 2017 and up to the date of this report, the share structure of the Group is set out as follows:

	As at 30 June 2017		Up to the date of this report	
	Total number of shares	Approximate percentage in shareholding (%)	Total number of shares	Approximate percentage in shareholding (%)
I A shares	9,808,485,682	67.80	9,808,485,682	67.80
1. Listed shares with trading moratorium	1,327,406,822	9.18	–	–
2. Listed shares without trading moratorium	8,481,078,860	58.62	9,808,485,682	67.80
II H shares	4,659,100,000	32.20	4,659,100,000	32.20
III Total number of shares	14,467,585,682	100.00	14,467,585,682	100.00

Note:

Since 3 July 2017, the 1,327,406,822 listed A shares with trading moratorium which were held by Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd. have been listed for trading on the Shanghai Stock Exchange.

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Management Discussion and Analysis

2. Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of senior management, had, as at 30 June 2017, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2017, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2017, a substantial shareholder (as defined in the Listing Rules) of the Company:

			As at 30 June 2017		
Name of Shareholders	**Type of shares**	**Number of shares held**	**Approximate percentage of shareholding in the Company's total issued share capital**	**Approximate percentage of shareholding in the Company's total issued A shares**	**Approximate percentage of shareholding in the Company's total issued H shares**
CEA Holding *(Note 1)*	A shares	5,530,240,000	38.23%	56.38%	–
CEA Holding *(Note 2)*	H shares	2,626,240,000	18.15%	–	56.37%
HKSCC Nominees Limited *(Note 3)*	H shares	4,182,285,289	28.91%	–	89.77%
Delta Air Lines *(Note 4)*	H shares	465,910,000	3.22%	–	10.00%
China National Aviation Fuel *(Note 5)*	A shares	580,920,725	4.02%	5.92%	–
China Securities Finance Corporation Limited *(Note 6)*	A shares	573,643,758	3.97%	5.85%	–

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Management Discussion and Analysis

Notes:

Based on the information available to the Directors as at 30 June 2017 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2017:

1. Among such A shares, 5,072,922,927 A shares (representing approximately 51.72% of the Company's then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 4.66% of the Company's then total issued A shares) were held by CES Finance in the capacity of beneficial owner, and CES Finance was 100% held by CEA Holding.

2. Such H shares were held by CES Global in the capacity of beneficial owner, and CES Global was 100% held by CEA Holding.

3. Among the 4,182,285,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 56.37% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, and CES Global was 100% held by CEA Holding.

4. Such H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group's then total issued H shares.

5. Such A shares were held by China National Aviation Fuel in the capacity of beneficial owner, and represented approximately 5.92% of the Group's then total issued A shares.

6. Such A shares were held by China Securities Finance Corporation Limited in the capacity of beneficial owner, and represented approximately 5.85% of the Group's then total issued A shares.

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2017, among the 4,182,285,289 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be and was disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

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Management Discussion and Analysis

3. Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2017 are as follows:

Name	Position	Age	Effective date and expiry date of appointment		Number of listed A shares of the Company held-personal interest (shares)	Capacity in which the A shares were held
Liu Shaoyong	Chairman	59	15 June 2016	30 June 2019	0	–
Ma Xulun	Vice Chairman, President	53	15 June 2016	30 June 2019	0	–
Li Yangmin	Director, Vice President	54	15 June 2016	30 June 2019	3,960 *(Note 1)*	Beneficial Owner
Xu Zhao	Director	48	15 June 2016	30 June 2019	0	–
Gu Jiadan	Director	61	15 June 2016	30 June 2019	0	–
Tang Bing	Director, Vice President	50	15 June 2016	30 June 2019	0	–
Tian Liuwen	Director, Vice President	58	15 June 2016	30 June 2019	0	–
Li Ruoshan	Independent Non-executive Director	68	15 June 2016	30 June 2019	0	–
Ma Weihua	Independent Non-executive Director	69	15 June 2016	30 June 2019	0	–
Shao Ruiqing	Independent Non-executive Director	60	15 June 2016	30 June 2019	0	–
Cai Hongping	Independent Non-executive Director	63	15 June 2016	30 June 2019	0	–
Xi Sheng	Chairman of the Supervisory Committee	54	15 June 2016	30 June 2019	0	–
Ba Shengji	Supervisor	59	15 June 2016	30 June 2019	0	–
Hu Jidong	Supervisor	59	15 June 2016	30 June 2019	0	–
Feng Jinxiong	Supervisor	55	15 June 2016	30 June 2019	0	–

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Management Discussion and Analysis

Name	Position	Age	Effective date and expiry date of appointment		Number of listed A shares of the Company held-personal interest (shares)	Capacity in which the A shares were held
Jia Shaojun	Supervisor	50	15 June 2016	30 June 2019	0	–
Wu Yongliang	Vice President, Chief Financial Officer	54	15 June 2016	30 June 2019	3,696 *(Note 2)*	Beneficial Owner
Feng Liang	Vice President	53	15 June 2016	30 June 2019	0	–
Jiang Jiang	Vice President	53	22 February 2017	30 June 2019	0	–
Wang Jian	Board Secretary, Company Secretary and Authorised Representative	44	15 June 2016	30 June 2019	0	–
Sun Youwen	Vice President	57	15 June 2016	22 February 2017	62,731 *(Note 3)*	–
Total	–	–	–	–	70,387	–

Note 1: representing approximately 0.000027% of the Company's total issued shares as at 30 June 2017.

Note 2: representing approximately 0.000026% of the Company's total issued shares as at 30 June 2017.

Note 3: representing approximately 0.00043% of the Company's total issued shares as at 30 June 2017.

Save as disclosed above, as at 30 June 2017, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or (ii) recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors for this purpose).

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Management Discussion and Analysis

4. Transfer of Equity Interest in Eastern Logistics

On 29 November 2016, the Company entered into the "Eastern Logistics Share Transfer Agreement" with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, and transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment. The above connected transaction of equity transfer was approved at the Company's first extraordinary general meeting in 2017. As at 8 February 2017, the Company had transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and completed industrial and commercial registration.

5. Dividends

The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2017.

6. Purchase, Sale or Redemption of Securities

During the first half of 2017, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities ("**securities**", having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

During the six months ended 30 June 2017, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company's understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors' securities transactions.

7. Material Litigation

During the six months ended 30 June 2017, the Group was not involved in any material litigation, arbitration or claim.

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Management Discussion and Analysis

8. Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company's corporate governance practices during the six months ended 30 June 2017 met the requirements under the code provisions in the Code set out in Appendix 14 to the Listing Rules.

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company's development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, and revised the Articles and rules of meeting of general meetings, to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the Directors, Supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of Directors, Supervisors and senior management of a listed company, and arranged training and learning sessions.

9. Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2017 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

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Management Discussion and Analysis

10. Changes in Personnel

On 22 February 2017, the fourth ordinary meeting of the eighth session of the Board has resolved to appoint Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board. On the same date, Mr. Sun Youwen ceased to be a vice president of the Company due to change of job assignments.

11. Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of other entities	Position(s) held in other entities	Date of appointment	Date of cessation
Ma Weihua	China Resources Land Limited	Independent Director	July 2013	June 2017
Cai Hongping	Bank of Communications Co., Ltd.	Independent Director	June 2017	
Jia Shaojun	CES International Financial Leasing Corporation Limited	Chairman	July 2017	
Feng Liang	Xi'an Eastern Safran Landing Gear System Maintenance Co., Ltd.	Chairman	July 2017	
Jiang Jiang	China Eastern Airlines Wuhan Co., Ltd.	Director and president	June 2014	April 2017
	Eastern Business Airlines Service Co., Ltd.	Executive Director	April 2017

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Management Discussion and Analysis

12. Provision of guarantees

Unit: RMB thousand

Guarantees provided by the Company and its subsidiaries for subsidiaries	
Total amount of guarantees provided for subsidiaries during the Reporting Period	3,042,330
Total amount of guarantees for subsidiaries outstanding at the end of the Reporting Period	6,173,332

Total amount of guarantees of the Company (including those provided for subsidiaries)	
Total amount of guarantees	6,173,332
Total amount of guarantees as a percentage of the Company's net assets (%)	13.92
Including:	
Guarantees provided for shareholders, de facto controllers and related parties	–
Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70%	6,042,330
The amount of guarantees in excess of 50% of the net assets	–
Total amount of the above three guarantee items	6,042,330

Note: The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB6.042 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting.

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Management Discussion and Analysis

13. Miscellaneous

The Group wishes to highlight the following information:

1. From January to August 2017, the Company redeemed the 2016 seventh, twelfth to seventeenth, 2017 first to fourth and sixth tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 6 January, 24 February, 12 April, 19 April, 28 April, 17 May, 9 June, 14 June, 10 July and 16 August 2017 published on the website of the Hong Kong Stock Exchange.

2. From January to August 2017, the Company completed the issuance of the 2017 first to eighth tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 19 January, 24 February, 2 March, 25 April, 15 June, 29 June, 21 August and 22 August 2017 published on the website of the Hong Kong Stock Exchange.

3. On 1 January 2017, the Company entered into the Bellyhold Space Management Agreement with China Cargo Airlines. For details, please refer to the announcements of the Company dated 3 January and 17 January 2017 published on the website of the Hong Kong Stock Exchange.

4. On 17 January 2017, the resolution regarding the provision of guarantee to some of the Company's subsidiaries was considered and approved by the Board at the 2017 first regular meeting. For details, please refer to the announcement of the Company dated 17 January 2017 published on the website of the Hong Kong Stock Exchange.

5. On 20 March 2017, the Company paid for the accrued interest from 18 March 2016 to 17 March 2017 of the 2012 first tranche of corporate bonds. For details, please refer to the announcement of the Company dated 10 March 2017 published on the website of the Hong Kong Stock Exchange.

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Management Discussion and Analysis

6. On 28 March 2017, the Company paid for the accrued interest from 28 September 2016 to 27 March 2017 of the bonds denominated in Korean Won. For details, please refer to the announcement of the Company dated 21 March 2017 published on the website of the Hong Kong Stock Exchange.

7. In April 2017, Dagong Global Credit Rating Co., Ltd, a credit rating agency, issued the Tracking Credit Rating Report of China Eastern Airlines Corporation Limited and its Relevant Debt of 2017. For details, please refer to the announcement of the Company dated 8 May 2017 published on the website of the Hong Kong Stock Exchange.

8. On 15 June 2017, the Company paid for the accrued interest from 15 June 2016 to 14 June 2017 of the 2016 first tranche of medium-term notes. On 14 July 2017, the Company paid for the accrued interest from 15 July 2016 to 14 July 2017 of the 2016 second tranche of medium-term notes. On 20 July 2017, the Company paid for the accrued interest from 20 July 2016 to 19 July 2017 of the 2016 third tranche of medium-term notes. For details, please refer to the announcements of the Company dated 7 June, 26 June and 13 July 2017 published on the website of the Hong Kong Stock Exchange.

9. On 28 June 2017, the 2016 annual profit distribution proposal was considered and approved at the 2016 general meeting of the Company. It was approved that the 2016 annual distribution be approximately RMB708.9 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.049 (inclusive of tax) in cash, and will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD. For details, please refer to the announcements of the Company dated 12 May and 28 June 2017 published on the website of the Hong Kong Stock Exchange.

10. On 28 June 2017, the resolution in relation to the Company's appointment of the PRC domestic auditors and international auditors for financial reporting for the year 2017, and to authorise the Board to determine their remuneration and the resolution in relation to the Company's appointment of the auditors for internal control for the year 2017, and to authorise the Board to determine their remuneration were considered and approved at the 2016 general meeting of the Company. For details, please refer to the announcements of the Company dated 30 March and 28 June 2017 published on the website of the Hong Kong Stock Exchange.

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Management Discussion and Analysis

11. On 28 June 2017, the resolution in relation to the amendments to the article in the Articles of Association of the Company was considered and approved at the 2016 general meeting of the Company. For details, please refer to the announcements of the Company dated 27 April and 28 June 2017 published on the website of the Hong Kong Stock Exchange.

12. On 28 June 2017, the resolution in relation to the amendments to parts of the terms of the rules of procedures for general meeting was considered and approved at the 2016 general meeting of the Company. For details, please refer to the announcements of the Company dated 27 April and 28 June 2017 published on the website of the Hong Kong Stock Exchange.

13. On 27 July 2017, the Company entered into the Marketing Agreement with AFK. For details, please refer to the announcement of the Company dated 28 July 2017 published on the website of the Hong Kong Stock Exchange.

14. On 10 August 2017, the Company entered into a novation agreement with CES Leasing (which is directly held as to 50% by CEA Holding and 35% by CES Global, an indirect wholly-owned subsidiary of CEA Holding) or its wholly-owned subsidiary(ies) (the "**CES Leasing Group**"), pursuant to which, the Company agreed to novate and CES Leasing Group agreed to assume, from the date of the novation agreement, the rights (including the purchase rights) and obligations in and under the purchase agreement entered into on 9 July 2015 by the Company (as purchaser) with Boeing Company (as seller) in respect of five Boeing 737-800 aircraft (the "**Five Boeing Aircraft**") at nil consideration. The transaction constituted a connected transaction of the Company. For details, please refer to the announcement published by the Company on the website of the Hong Kong Stock Exchange on 10 August 2017.

15. On 10 August 2017, the Company (as lessee) entered into an aircraft operating lease agreement with CES Leasing Group (as lessor(s)), pursuant to which, CES Leasing Group agreed to provide operating leasing to the Company in respect of the Five Boeing Aircraft. The transaction constitutes a continuing connected transaction of the Company. For details, please refer to the announcement published by the Company on the website of the Hong Kong Stock Exchange on 10 August 2017.

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Management Discussion and Analysis

16. The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2017, are set out as follows:

Unit: RMB thousand

Approved category	Actual amount incurred up to 30 June 2017	2017 estimated transaction caps
Property leasing	27,000	80,000
Financial services – balance of deposit	1,657,521	10,000,000
Financial services – balance of loans	–	10,000,000
Catering supply services	556,215	1,450,000
Import and export services	62,608	430,000
Flight support services	135,525	560,000
Advertising agency services	9,210	75,000
Aircraft finance lease services	664,130	USD2,415 million or equivalent RMB

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Management Discussion and Analysis

Approved category	Actual amount incurred up to 30 June 2017	2017 estimated transaction caps
Civil aviation information network services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	343,021	950,000
Aviation supplies maintenance services	67,405	240,000
Freight logistics support services (the Company provides services to Eastern Logistics)	41,459	300,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	1,666	500,000
Bellyhold space management (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	43,538	300,000

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the People's Republic of China
29 August 2017

As at the date of this report, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).